# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LANTRONIX INC, CIK 0001114925
CUSIP: 516548203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 48 Discovery, Suite 250, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 06/24/2025
Amends the filing with accession number 0001104659-25-055609
Filed by CIK 0001762999
Persons authorized to receive notices and communications: Chain of Lakes Inv Fund, LLC, Attention: Timothy O'Connell, 2600 Eagan Woods Dr., Suite 350, Eagan, Minnesota (MN), 55121, 702-807-7858

## Reporting persons
- Chain of Lakes Investment Fund, LLC (CIK 0001762999): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,184,152; sole dispositive power 0; shared dispositive power 1,184,152; aggregate amount beneficially owned 1,184,152 (3% of the class)
  Comment: (1) The amounts in rows 8, 10 and 11 represent shares of Common Stock of Lantronix, Inc. held of record by Chain of Lakes Investment Fund, LLC ("COLIF"). These shares are subject to the terms of a Cooperation Agreement, which impacts the voting of such shares regarding certain matters. See Item 4
  
  (2) Percentage in row 13 calculated based on 38,890,328 shares of common stock, par value $0.0001 per share, outstanding as of May 1, 2025, as reported in the Form 10-Q for the quarterly period ended March 31, 2025, of Lantronix, Inc.
- Christopher B. Woodruff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,184,152; sole dispositive power 0; shared dispositive power 1,184,152; aggregate amount beneficially owned 1,184,152 (3% of the class)
  Comment: (1) The amounts in rows 8, 10 and 11 represent shares of Common Stock of Lantronix, Inc. held of record by COLIF. These shares are subject to the terms of a Cooperation Agreement, which impacts the voting of such shares regarding certain matters. See Item 4 As described in Item 2, Mr. Woodruff is deemed to have shared voting and dispositive power over the shares of the Company held by COLIF as a result of his position as President of COLIF. Reference is made to Item 2 to this Schedule 13D. Mr. Woodruff disclaims beneficial ownership of the Common Shares owned by COLIF.
  
  (2) Percentage in row 13 calculated based on 38,890,328 shares of common stock, par value $0.0001 per share, outstanding as of May 1, 2025, as reported in the Form 10-Q for the quarterly period ended March 31, 2025, of Lantronix, Inc.
- Haluk L. Bayraktar: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,668,191; sole dispositive power 1,668,191; shared dispositive power 0; aggregate amount beneficially owned 1,668,191 (4.3% of the class)
  Comment: (1) The amounts in rows 8, 9 and 11 represent shares of Common Stock of Lantronix, Inc. held of record by Mr. Bayraktar. These shares are subject to the terms of a Cooperation Agreement, which impacts the voting of such shares regarding certain matters. See Item 4.
  
  (2) Percentage in row 13 calculated based on 38,890,328 shares of common stock, par value $0.0001 per share, outstanding as of May 1, 2025, as reported in the Form 10-Q for the quarterly period ended March 31, 2025, of Lantronix, Inc.
- Emre Aciksoz: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 220,000; sole dispositive power 220,000; shared dispositive power 0; aggregate amount beneficially owned 220,000 (0.6% of the class)
  Comment: (1) The amounts in rows 8, 9 and 11 represent shares of Common Stock of Lantronix, Inc. held of record by Mr. Aciksoz. These shares are subject to the terms of a Cooperation Agreement, which impacts the voting of such shares regarding certain matters. See Item 4.
  
  (2) Percentage in row 13 calculated based on 38,890,328 shares of common stock, par value $0.0001 per share, outstanding as of May 1, 2025, as reported in the Form 10-Q for the quarterly period ended March 31, 2025, of Lantronix, Inc.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: LANTRONIX INC
Address of issuer's principal executive offices: 48 Discovery, Suite 250, Irvine, California (CA), 92618
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") relates to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of Lantronix, Inc., a Delaware corporation (the "Issuer") that are or may be deemed to be beneficially owned by the Reporting Persons (as defined below) and amends certain information included in the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 2, 2025 (the "Original Schedule 13D").

## Item 2. Identity and Background
Name of person filing: This Amendment is being jointly filed by Chain of Lakes Investment Fund, LLC ("COLIF"), Christopher B. Woodruff, Haluk L. Bayraktar and Emre Aciksoz (the "Reporting Persons").
Residence or business address: The information set forth in Item 2(b) of the Original Schedule 13D is incorporated by reference in its entirety into this Item 2(b).
Present principal occupation or employment: COLIF is principally engaged in the business of investing. Mr. Woodruff is principally engaged as President of COLIF and may be deemed to have shared voting and shared dispositive power over the Common Stock held of record by COLIF as a result of his position as President of COLIF. Mr. Bayraktar is principally engaged in serving as Chief Executive Officer of Baykar Technologies. Mr. Aciksoz is principally engaged in the business of investing.
Criminal convictions in the last five years: The information set forth in Item 2(d) of the Original Schedule 13D is incorporated by reference in its entirety into this Item 2(d).
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(e) of the Original Schedule 13D is incorporated by reference in its entirety into this Item 2(e).
Citizenship:
COLIF is a Delaware limited liability company.

Christopher B. Woodruff is an individual and citizen of the United States of America.

Haluk L. Bayraktar is an individual and citizen of Turkey.

Emre Aciksoz is an individual and citizen of Turkey.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b). If the Reporting Persons are deemed to have formed a group, the group could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate of 3,072,343 shares of Common Stock or 7.9% of the issued and outstanding shares of Common Stock of the Issuer; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Person (or in the case of Mr. Woodruff, the investment capital of COLIF). The aggregate purchase price of the 3,072,343 shares of Common Stock acquired was approximately $10,873,561. The shares of the Issuer's Common Stock held by the Reporting Persons is referred to herein as the "Shares."

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares because they believed the Shares were materially undervalued and represented an attractive investment opportunity. As described in paragraphs one, two and three of Item 4 of the Original Schedule 13D, the Reporting Persons were of the view that (i) the Issuer's Board of Directors (the "Board"), had been highly ineffective at creating any sustainable shareholder value since the Issuer's shares began to be publicly traded on August 4, 2000 (the "IPO"); (ii) the ongoing lack of scale in the Issuer's business, combined with its highly inefficient public-company structure, left shareholders at serious risk of further value degradation; and (iii) the Issuer's business presented significantly more value to a strategic acquirer than its public market valuation.

As a result of the foregoing and as disclosed in detail in Item 4 of the Original Schedule 13D, the Reporting Persons considered taking one or more actions described in subjections (a) through (j) of Item 4 of Schedule 13D, and intended to seek to replace a majority of the current members of the Board of the Issuer with candidates that were committed to an expedited return of shareholders' capital through a sale of the Issuer by running a competing proxy statement at the Issuer's 2025 Annual Meeting of Stockholders.

Subsequent to the filing of the Original Schedule 13D, the Reporting Persons engaged in discussions with the Issuer, and the parties have agreed to resolve their differences with respect to this matter by entering into a Cooperation Agreement dated June 24, 2025 (the "Cooperation Agreement"). Under the terms of the Cooperation Agreement, the Issuer agreed to appoint James (Jim) C. Auker to its Board and agreed to nominate him for election to the Issuer's Board at its 2025 Annual Meeting of Stockholders (the date for which has not yet been announced). The Reporting Persons agreed not to become a party to any agreements, arrangements or understandings with Mr. Auker regarding his Board service, and all of the parties to the Cooperation Agreement acknowledged that Mr. Auker would be subject to the standard policies and benefits applicable to members of the Board generally. The parties further agreed that so long as the Reporting Persons hold in the aggregate 1% of the Issuer's then outstanding shares of Common Stock, then to the extent that Mr. Auker is unable or unwilling to serve on the Board during the term of the Cooperation Agreement, COLIF shall have the ability to recommend a replacement appointee, subject to certain limitations.

The Cooperation Agreement has an initial term that ends on the earlier of the date that is (i) 15 days prior to the deadline for the submission of stockholder nominations for the Company's 2026 annual meeting of stockholders, and (ii) 120 days prior to the first anniversary of the 2025 annual meeting of stockholders, with the ability of the Issuer to extend the term to the comparable periods related to the 2027 annual meeting of stockholders (or anniversary of 2026 annual meeting of stockholders), to the extent that Mr. Auker (or his replacement) is renominated by the Issuer, all as described in and subject to the terms of the Cooperation Agreement.

In addition to matters related to Board service, the Cooperation Agreement also obligates the Issuer to use its reasonable best efforts to engage a nationally recognized investment bank or financial advisor within 60 days of Mr. Auker's appointment to the Board to evaluate the Issuer's strategic alternatives, which shall be periodically reviewed and reassessed by the Board during the term of the Cooperation Agreement.

The Reporting Persons also agreed to vote all shares of the Issuer's Common Stock owned by them in favor of the election of the Board's director nominees and in accordance with the Board's recommendations on various proposals and business that may be brought forth at meetings of the Issuer's stockholders, subject to certain limitations for various extraordinary corporate transactions and to the extent that Institutional Shareholder Services Inc. or Glass, Lewis & Co., LLC recommend otherwise (except with respect to recommendations related to the election or removal of directors).

In addition, except as otherwise addressed in the Cooperation Agreement, the Reporting Persons agreed not to: (i) acquire additional Issuer securities or assets; (ii) nominate persons to the Board; (iii) participate in proxy solicitations with respect to the Issuer's directors or other matters; (iv) take various other actions regarding matters to be undertaken at meetings of stockholders; (v) form groups related to the voting of the Issuer's shares, including creating voting trusts; (vi) engage in certain short-sales or swap transactions with respect to the Issuer's securities; and (vii) take various other actions, including initiating various types of unsolicited extraordinary corporate transactions involving the Issuer.

The Cooperation Agreement also prohibits the parties from making various statements that would constitute an attack on, or otherwise disparage, attempt to discredit, criticize, call into disrepute, defame, slander, impugn or are reasonably likely to damage the reputation of the opposing parties. In addition, the parties agreed not to encourage, pursue or assist any other persons in legal proceedings against each other, subject to certain limitations.

A copy of the Cooperation Agreement has been filed as Exhibit 1 hereto, and the foregoing summary of its terms is qualified in its entirety by reference to the specific terms of such agreement.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and depending on various factors, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, subject to compliance with the terms of the Cooperation Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference in this Item 5. As of the date hereof the Reporting Persons beneficially own an aggregate of 3,072,343 shares of the Issuer's Common Stock, representing 7.9% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference in this Item 5.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b), in which case each of the Reporting Persons could be deemed to beneficially own all the shares of Common Stock held by the other Reporting Persons; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).
Transactions in the class effected during the past sixty days: Information concerning transactions in the Shares effected by the Reporting Persons since the filing of the Original Schedule 13D on June 2, 2025 is set forth in Exhibit 2 hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons' discussions of their views about the Issuer, and their entry into the Cooperation Agreement, may result in the Reporting Persons being deemed to be acting together for the purpose of acquiring, holding, voting or disposing of the Issuer's securities for purposes of Rule 13d-5(b).

As described in Item 4 above, on June 24, 2025, the Reporting Persons and the Issuer entered into a Cooperation Agreement. The material aspects of the Cooperation Agreement have been summarized in Item 4 above. Such summary is incorporated by reference into this Item 6, and is qualified in its entirety by reference to the terms of the Cooperation Agreement, a copy of which has been filed as Exhibit 1 hereto.

Except as described herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Cooperation Agreement among Lantronix, Inc., Chain of Lakes Investment Fund, LLC, Haluk L. Bayraktar and Emre Aciksoz dated June 24, 2025 (excluding Exhibit A thereto)

2 Schedule of Transactions by the Reporting Persons since Original Schedule 13D

3* Joint Filing Agreement

* Incorporated by reference to Exhibit 2 to the Original Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 2, 2025.

## Signatures
- Chain of Lakes Investment Fund, LLC: /s/ Christopher B. Woodruff, President (06/30/2025)
- Christopher B. Woodruff: /s/ Christopher B. Woodruff, Christopher B. Woodruff (06/30/2025)
- Haluk L. Bayraktar: /s/ Haluk L. Bayraktar, Haluk L. Bayraktar (06/30/2025)
- Emre Aciksoz: /s/ Emre Aciksoz, Emre Aciksoz (06/30/2025)